December 27, 2005
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549
Attention: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Re: Mercer Insurance Group, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2005
File no. 0-25425
Dear Mr. Rosenberg;
With respect to Mercer Insurance Group, Inc.’s response to your comment letter of December 1, 2005, please be advised that we are in the process of making modifications which will be included in amended filings of the annual and quarterly reports referenced above where applicable.
We previously requested additional time (until December 27) to complete these modifications. However, on December 23 we had a dialogue with Mr. Frank Wyman of your office about the nature of the changes in order to ensure that they were properly responsive to the comments. In light of the ongoing dialogue with Mr. Wyman, we respectfully request an additional 15 days in which to make these modifications.
Our proposed amendments will be submitted to Mr. Wyman for comment prior to filing.
If you would like to discuss this request further, please call me at (800) 223-0534, ext. 1112, or send an email to me at dmerclean@mercerins.com.
Thank you in advance for your assistance.
/s/ David B. Merclean
David B. Merclean
Senior Vice President
Chief Financial Officer